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13012734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JEFFERIES HIGH YIELD TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford (City) CT (State) 06902-6800 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Welch (203) 708-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

EA
3/12/13

AFFIRMATION

I, Robert J. Welch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Jefferies High Yield Trading, LLC as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ________________ 2/27/, 2013
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this day of 2/27 2013

Notary Public
MY COMMISSION EXPIRES 7.21.2017

JEFFERIES HIGH YIELD TRADING, LLC

(SEC I.D. No. 8-51771)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

This report is filed in
accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jefferies High Yield Trading, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Jefferies High Yield Trading, LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jefferies High Yield Trading, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 1 to the statement of financial condition, in December 2012, the Company's management agreed to merge Jefferies High Yield Trading, LLC with and into Jefferies & Company, Inc. ("JefCo") with JefCo as the surviving entity. After the merger, anticipated to be completed in April 2013, the Company will withdraw its registration as a broker dealer and JefCo will assume the Company's trading activities. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 27, 2013

JEFFERIES HIGH YIELD TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 286,999
Financial instruments owned, at fair value	636,482
Securities borrowed with an affiliate	354,636
Interest receivable	10,179
Other assets	137
TOTAL ASSETS	$ 1,288,433

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Financial instruments sold, not yet purchased, at fair value	$ 330,035
Securities loaned with an affiliate	101,966
Payables:	
Affiliated broker dealer	31,884
Due to affiliates	7,306
Interest	6,632
Accrued expenses and other liabilities	327
TOTAL LIABILITIES	478,150
MEMBER'S EQUITY	810,283
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,288,433

See notes to statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies High Yield Trading, LLC ("JHYT") is a Delaware limited liability company and a wholly owned subsidiary of Jefferies High Yield Holdings, LLC ("JHYH"). JHYT was formed by Jefferies Group, Inc. ("Jefferies") to perform its high yield secondary market trading activities. JHYT is managed by Jefferies & Company, Inc. ("JefCo"), a broker dealer and a wholly owned subsidiary of Jefferies.

JHYT is registered as a broker dealer under the Securities Exchange Act of 1934 (the "Act") and with the Financial Industry Regulatory Authority, Inc. JHYT engages in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities.

JHYT, in connection with its activities as a broker dealer, does not hold securities or funds for customers. Accordingly, as of December 31, 2012, JHYT claims an exemption from Rule 15c3-3 of the Act based upon paragraph (k)(2)(ii). JHYT clears transactions on a fully disclosed basis through JefCo.

On August 6, 2012, JHYT entered into a Securities Purchase Agreement with Knight Capital Group, Inc. ("Knight Capital"), a publicly-traded global financial services firm, ("the Agreement"). Under the Agreement, JHYT purchased preferred stock in exchange for cash consideration of $25.0 million. The preferred stock consisted of 4,975 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock ("Series A-1 Shares") and 20,025 shares of Series A-2 Non-voting Cumulative Perpetual Convertible Preferred Stock ("Series A-2 Shares") (collectively the "Series A Securities"). Each Series A-1 Share is convertible into 666.667 shares of common stock. Each Series A-2 Share is convertible into one Series A-1 Share. On August 29, 2012, JHYT exercised its conversion options and converted its holding of Series A Securities to common stock of Knight Capital. The valuation of the investment at December 31, 2012 is based on the closing exchange price of Knight Capital's common stock and included within Level 1 of the fair value hierarchy.

On November 11, 2012, Jefferies entered into an Agreement and Plan of Merger with Leucadia National Corporation ("Leucadia") (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth within the Merger Agreement, Jefferies will become a wholly owned indirect subsidiary of Leucadia and continue to operate as the holding company to the various regulated and unregulated operating subsidiaries, including JHYT. The Merger Agreement has been approved by the board of directors of each of Jefferies and Leucadia and is subject to the approval of the common shareholders of Jefferies and Leucadia, and other closing conditions. Upon completion of the merger, each issued and outstanding share of Jefferies common stock will be converted into the right to receive 0.810 shares of Leucadia common stock. Further, the Chairman and Chief Executive Officer of Jefferies, whilst retaining such positions, will become the Chief Executive Officer and a Director of Leucadia and the Chairman of the Executive Committee and Director of Jefferies will become President and a Director of Leucadia.

In December 2012, Jefferies' management agreed to merge JHYT and JHYH with and into JefCo with JefCo as the surviving entity. After the merger, anticipated to be completed in April 2013, JHYT will withdraw its registration as a broker dealer and JefCo will assume JHYT's high yield secondary market trading activities.

Basis of Presentation — The accompanying Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles require JHYT to make estimates and assumptions that may affect the amounts reported in the Statement of Financial Condition and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements, compensation and benefits and legal reserves. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — JHYT's policy is to consolidate all entities in which it controls by ownership a majority of the outstanding voting stock. In addition, JHYT consolidates entities which meet the definition of a variable interest entity ("VIE") for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where JHYT has significant influence but not control of an entity that does not qualify as a variable interest entity, JHYT applies the equity method of accounting or fair value accounting.

Subsequent Events —JHYT has evaluated events and transactions that occurred after December 31, 2012 through February 27, 2013, the date that the Statement of Financial Condition was issued, and determined that there were no events or transactions during such period that would require recognition or disclosure in the Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash equivalents comprise money market funds, not held for resale with original maturities of three months or less, which at December 31, 2012, amounted to $286.3 million.

Financial Instruments — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These financial instruments primarily represent JHYT's trading activities and include cash and derivative products. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy — In determining fair value, JHYT maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect JHYT's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. JHYT applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash

instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

JHYT uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of the period.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, JHYT allows for mid-market pricing and adjusts to the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Valuation Process for Financial Instruments — Jefferies' Independent Price Verification ("IPV") Group, in partnership with Market Risk Management, is responsible for establishing JHYT's valuation policies and procedures. The IPV Group reports to the Global Controller of Jefferies and is subject to the oversight of the IPV Committee, which is comprised of Jefferies' Chief Financial Officer, Global Controller, Global Head of Product Control, Chief Risk Officer, and Principal Accounting Officer,

among other personnel. JHYT utilizes Jefferies' IPV policies and procedures which are reviewed, at a minimum annually, and changes to the policies require the approval of the IPV Committee.

Price Testing Process — Business units are responsible for determining the fair value of JHYT's financial instruments using approved valuation models and methodologies. To the extent pricing information is obtained from external data providers and pricing services, in order to validate the data for consistency with the definition of a fair value exit price, the pricing data is subject to evaluation for reasonableness using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period.

To the extent discrepancies between JHYT's valuations and the pricing or valuations resulting from the price testing process are identified, the IPV Group investigates such discrepancies and valuations are adjusted, as appropriate. The IPV Group maintains documentation of its testing, results, rationale and recommendations and prepares a monthly summary of its valuation results. This process also forms the basis for JHYT's classification of fair values within the fair value hierarchy (i.e., Level 1, Level 2 or Level 3). The results of the valuation testing are reported to the IPV Committee on a monthly basis, which discusses the results and is charged with the final conclusions as to the financial instrument fair values in the Statement of Financial Condition.

Model Review Process — Where a pricing model is to be used to determine fair value, the pricing model is reviewed for theoretical soundness and appropriateness by Market Risk Management, independent from JHYT, and then approved to be used in the valuation process. Review and approval of a model for use includes benchmarking the model against relevant third party valuations, testing sample trades in the model, back-testing the results of the model against actual trades and stress-testing the sensitivity of the valuation model using varying inputs and assumptions. In addition, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the model. Models are independently reviewed and validated annually or more frequently, if market conditions or use of the valuation model changes.

Securities Borrowed and Securities Loaned with an affiliate — Securities borrowed and securities loaned with an affiliate are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with trading activities, JHYT borrows securities to cover short sales. When JHYT borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Statement of Financial Condition as Securities borrowed with an affiliate. Similarly, when JHYT lends securities to another party, that party provides cash to JHYT as collateral, which is reflected in the Statement of Financial Condition as Securities loaned with an affiliate. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. JHYT monitors the fair value of the securities borrowed and loaned on a daily basis and may request additional collateral or return excess collateral, as appropriate. JefCo is the counterparty to all of JHYT's securities borrowed and securities loaned activities. See Note 8, Related Party Transactions.

Payable to Affiliated Broker Dealer — Payable to affiliated broker dealer represents net amounts due to JefCo related to trade execution, settlement, and interest on securities borrowed.

Federal and State Income Taxes — JHYT is a single member LLC owned by JHYH. Under current federal and state income tax laws and regulations, JHYT is treated as a partnership for tax reporting purposes, and except as described below, is generally not subject to income taxes. Additionally, except as described below, no provision has been made for federal, state, or local income taxes on the results of operations generated by partnership activities, as such taxes are the responsibilities of its member.

JHYT is subject to state and local entity level income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more-likely-than-not that any portion of the deferred tax asset will not be realized.

Tax positions are recognized in the Statement of Financial Condition only when it is more-likely-than-not, based on the technical merits, that the position would be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

Legal Reserves — In the normal course of business, JHYT has been named, from time to time, as a defendant in legal and regulatory proceedings. JHYT is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

JHYT recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, JHYT accrues the most likely amount of such loss, and if such amount is not determinable, then JHYT accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible, or to estimate the amount of any loss or the size of any range of loss. JHYT believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on JHYT's results of operations, cash flows or financial condition. In addition, JHYT believes that any amount of potential loss that could be reasonably estimated or range of potential loss in excess of what has been provided in Statement of Financial Condition is not material.

Accounting and Regulatory Developments

Balance Sheet Offsetting Disclosures — In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") to Topic 210, Balance Sheet. The update requires new disclosures about

balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective December 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset. JHYT does not expect the adoption of ASU 2011-11 to have an effect on JHYT's financial condition.

Fair Value Measurements and Disclosures — In May 2011, the FASB issued accounting updates to ASC 820, Fair Value Measurements – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements. JHYT adopted this guidance on January 1, 2012 and reflected the new disclosures in the Statement of Financial Condition. The adoption of this guidance did not have an impact on JHYT's financial condition.

3. FINANCIAL INSTRUMENTS

The following is a summary of JHYT's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2012, by level within the fair value hierarchy (in thousands):

	Level 1 (1)	Level 2 (1)	Level 3	Total
Assets — financial instruments owned:				
Corporate debt securities	$ —	$ 452,566	$ 12,626	$ 465,192
Corporate equity securities	67,503	64,187	11,904	143,594
Loans and other receivables	—	2,023	4,647	6,670
Residential mortgage-backed securities	—	—	15,395	15,395
Derivatives with affiliate	—	272	—	272
Investments at fair value	—	—	5,359	5,359
	$ 67,503	$ 519,048	$ 49,931	$ 636,482
Cash and cash equivalents	$ 286,999	$ —	$ —	$ 286,999
Liabilities — financial instruments sold, not yet purchased:				
Corporate debt securities	$ —	$ 328,012	$ —	$ 328,012
Loans	—	2,023	—	2,023
	$ —	$ 330,035	$ —	$ 330,035

(1) There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy for the year ended December 31, 2012.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring JHYT's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Debt Securities — A significant portion of JHYT's high yield corporate bonds are classified within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing service data from external providers, where available, and prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are classified in Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Corporate Equity Securities

Exchange Traded Equity Securities — Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

Non-exchange Traded Equity Securities — Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by JHYT. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).

Loans and Other Receivables

Corporate Loans — Corporate loans categorized within Level 2 of the fair value hierarchy are measured based on market price quotations from external pricing services where sufficient observability exists as to the extent of market transaction data supporting the pricing data. Corporate loans categorized within Level 3 of the fair value hierarchy, are measured based on market price quotations that are considered to be less transparent, market prices for debt securities of the same creditor, and estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Escrow and Trade Claim Receivables — Escrow and trade claim receivables are categorized within Level 3 of the fair value hierarchy with estimated fair value based on market prices and implied yields of debt securities of the same or similar issuers.

Residential Mortgage-Backed Securities — Residential mortgage-backed securities consist of non-agency residential mortgage-backed securities. Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 3 of the fair value hierarchy based on the limited observability of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the

severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Derivatives — Over the counter ("OTC") derivative contracts are generally valued using models, whose inputs reflect assumptions that JHYT believes market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given the observability of the inputs to the valuation models. At December 31, 2012, OTC derivative contracts comprised foreign exchange forwards contracts, which are valued using discounted cash flow models that incorporate observable inputs related to foreign currency spot rates and forward curves.

Investments at Fair Value — Investments at fair value are comprised of investments in private equity companies, which are measured using valuation techniques involving similar company ratios and multiples and are categorized within Level 3 of the fair value hierarchy.

Pricing Information — Pricing information obtained from external data providers may incorporate a range of market quotes from dealers, recent market transactions, benchmarking model-derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period. JHYT has a formalized process whereby it challenges the appropriateness of pricing information obtained from external data providers and pricing services in order to validate the data for consistency with the definition of a fair value exit price. The process includes understanding and evaluating the external data providers' valuation methodologies. For corporate and U.S. government debt securities, and loans, to the extent external data or broker quotes are utilized in the valuation process, the external data providers are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the external data providers is not based on unobservable inputs or proprietary models. For mortgage-backed securities, the external data providers use a matrix evaluation approach incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. Further, JHYT considers pricing data from multiple external data providers as available, as well as compares pricing data to prices JHYT has observed for recent transactions, if any, in order to corroborate the valuation inputs.

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements at December 31, 2012 — The tables below present information on the valuation techniques, significant unobservable inputs and their ranges for JHYT's financial assets and liabilities subject to threshold levels related to the market value of the positions held, measured at fair value on a

recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms in the financial services sector given the range of products. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instruments; i.e., the input used for valuing one financial instrument within a particular class of financial instrument may not be appropriate for valuing other financial instruments within that given class. Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of JHYT's financial instruments.

Financial Instruments Owned	Market Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range
Corporate debt securities	$11,623	Discounted cash flows	Yield	32%
Corporate equity securities	$9,654			
Non-exchange traded securities		Market approach	EBITDA[a] multiple	4.0 to 5.7
Preferred stock		Comparability	Transaction level	$5,375
Loans and other receivables	$4,647	Market approach	Yield	12%
Residential mortgage-backed securities	$15,395			
		Discounted cash flows	Constant prepayment rate	4% to 5%
			Constant default rate	5% to 8%
			Loss severity	40% to 50%
			Yield	13% to 19%
Investments at fair value	$5,359			
Private equity securities		Comparable pricing	Comparable share price	$400

(a) Earnings before interest, taxes, depreciation and amortization ("EBITDA")

The fair values of certain Level 3 assets that were determined based on third-party pricing information are excluded from the above table. At December 31, 2012, the exclusions amounted to $3.3 million in aggregate and comprised certain investments in debt and equity securities.

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Preferred and private equity securities and loans and other receivables using comparable pricing valuation techniques. A significant increase (decrease) in the comparable price or other multiple in isolation would result in a significantly higher (lower) fair value measurement.
- Non-exchange traded securities and loans and other receivables using a market approach valuation technique. A significant increase (decrease) in the EBITDA or other multiples in isolation would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the yield of a loan and other receivable in isolation would result in a significantly (lower) higher fair value measurement.
- Corporate debt securities and residential mortgage-backed securities using a discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate, loss severities or cumulative loss rate would result in a significantly (lower) higher fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts

depending on the capital structure of the security. A significant increase (decrease) in the loan or bond yield in isolation would result in a significantly (lower) higher fair value measurement.

Fair Value Option — JHYT elected to apply the fair value option to loans and other receivables and investments at fair value in connection with its sales and trading activities. Loans and other receivables and investments at fair value are included in Financial instruments owned on the Statement of Financial Condition. The fair value option was elected for loans and other receivables and investments at fair value because they are risk managed by JHYT on a fair value basis. Interest receivable, Payables – Affiliated broker dealer, Payables – Due to affiliates, and Payables – Interest are not accounted for at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

At December 31, 2012, contractual principal exceeded fair value for loans and other receivables by $5.1 million, and there were no loans and other receivables more than ninety days past due. There were no loans on nonaccrual status at December 31, 2012.

4. DERIVATIVE FINANCIAL INSTRUMENTS

JHYT's derivative transactions are recorded at fair value in Financial instruments owned and Financial instruments sold, not yet purchased in the Statement of Financial Condition. JHYT may enter into derivative transactions to manage exposure to market and credit risks resulting from trading activities.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, JHYT may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with JHYT's other trading-related activities. JHYT manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of firm wide risk management policies. In connection with JHYT's derivative activities, it may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide JHYT with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. The fair value of derivative assets and derivative liabilities are presented on a net counterparty basis when a legal right to offset exists under a master netting agreement.

At December 31, 2012, JHYT had three OTC derivative foreign exchange contracts maturing in less than twelve months with fair value of $0.3 million recorded in Financial instruments owned. The fair value of assets related to derivative contracts represents JHYT's receivable for derivative financial instruments gross of cash collateral.

5. VARIABLE INTEREST ENTITIES

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

JHYT initially determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis rather than upon the occurrence of certain events. This determination is based upon the facts and circumstances for each VIE and requires significant judgment. In determining whether JHYT is the party with the power to direct the VIE's most significant activities, JHYT first identifies the activities of the VIE that most significantly impact its economic performance. JHYT's considerations in determining the VIE's most significant activities primarily include, but are not limited to, the VIE's purpose and design and the risks passed through to investors. JHYT then assesses whether it has the power to direct those significant activities. JHYT's considerations in determining whether it has the power to direct the VIE's most significant activities include, but are not limited to, voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where JHYT has determined that the power over a VIE's most significant activities is shared, JHYT assesses whether it is the party with the power over the majority of the significant activities. If JHYT is the party with the power over the majority of the significant activities, JHYT meets the "power" criteria of the primary beneficiary. If JHYT does not have the power over a majority of the significant activities or determines that decisions require consent of each sharing party, JHYT does not meet the "power" criteria of the primary beneficiary.

JHYT assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of, or a right to receive benefits from, the VIE that could potentially be significant to the VIE. The determination of whether JHYT's variable interests are significant to a VIE requires significant judgment. In determining the significance of its variable interests, JHYT considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, JHYT's involvement in the VIE and its market-making activities related to the variable interests.

JHYT has determined that it is not considered the primary beneficiary of any entities with which it holds variable interests nor does it have the power to direct the activities that most significantly impact their economic performance. JHYT has not provided financial or other support to these VIEs during the year ended December 31, 2012, and JHYT has no explicit or implicit arrangements to provide additional financial support to these VIEs and has no liabilities related to these VIEs at December 31, 2012. Accordingly, at December 31, 2012, JHYT has not consolidated any VIEs.

JHYT holds variable interests in VIEs in which it is not the primary beneficiary and accordingly does not consolidate. At December 31, 2012, the carrying amount of JHYT's interest in these nonconsolidated VIEs was $15.4 million, comprised of mortgage-backed vehicles. JHYT's maximum exposure to loss in these non-consolidated VIEs is limited to its investment of $15.4 million. VIE assets of $1.9 billion represent the unpaid principal balance of the assets in these vehicles at December 31, 2012.

In connection with its trading and market-making activities, JHYT purchases and sells variable interests in VIEs, which primarily issue mortgage-backed securities. JHYT's variable interests in these VIEs consist of mortgage-backed securities, are accounted for at fair value and included in Financial instruments owned in the Statement of Financial Condition. JHYT's exposure to loss is limited to its investments in the debt securities.

6. INCOME TAXES

JHYT is subject to state and local income taxes. Income tax expense for the year ended December 31, 2012, was $1.0 million. As of December 31, 2012, JHYT had no deferred tax assets or liabilities. Due to affiliates includes $0.3 million due to JHYH for state income taxes.

The total amount of interest included as a tax liability classified in Payable – Due to affiliates on the Statement of Financial Condition is $0.1 million. No material penalties were required to be accrued at December 31, 2012. It is reasonably possible that the balance of unrecognized tax benefits could increase significantly during the next twelve months for tax positions related to that period. However, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and impact on the effective tax rate over the next twelve months. At December 31, 2012, the unrecognized tax benefit of $1.4 million due to JHYH was included in Due to affiliates.

JHYT is not currently under examination by any taxing jurisdiction. The earliest tax year which is subject to examination by state and local tax authorities and the Internal Revenue Service is 2008.

7. RISK MANAGEMENT

Risk management is an inherent part of JHYT's business activities and through Jefferies' risk management framework and governance structure a variety of risks are managed. JHYT identifies measures, monitors/controls and reports risk through various control mechanisms, including establishing risk management policies and procedures that contain approved limits by customer, product and business.

There are several major risk types identified in the business activities of JHYT: market, credit, concentration, operational and off-balance sheet risks.

Market Risk — Market risk is the exposure to an adverse change in the market value caused by a change in market prices or rates. Market risk is identified, measured, monitored and controlled by Jefferies' Risk Management group through a series of limits which reflect JHYT's risk appetite in the context of the market environment and business strategy.

Counterparty Credit Risk —Credit risk is the risk of loss from counterparty default. Transactions may be collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

JHYT seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. JHYT may require counterparties to deposit additional collateral or return collateral pledged.

Concentration Risk — JHYT is subject to concentration risk by holding large positions or commitments to hold large positions in a particular industry sector or of a single issuer.

As a securities firm, JHYT's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. JHYT seeks to

control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

Operational Risk — Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is managed through a control-based approach with risk measures, tools and disciplines that are risk-specific, consistently utilized and applied. They include the establishment of systems and procedures to monitor transactions, positions and documentation, the segregation of duties, and preparation of reconciliations to ensure transactions and accounts are properly supported.

Off-Balance Sheet Risk — JHYT has contractual commitments arising in the ordinary course of business for future purchases and sales of foreign currencies and securities transactions on a when-issued basis. These activities contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Statement of Financial Condition.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk, whereby changes in the level or volatility of interest rates or the market value of the securities underlying the financial instrument may result in changes in the value of a particular financial instrument in excess of the amounts currently recognized in the Statement of Financial Condition. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with JHYT's other trading-related activities. JHYT manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its risk management policies. In connection with the derivative activities, JHYT may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide JHYT with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

8. RELATED PARTY TRANSACTIONS

Service Level Agreement — JefCo has entered into a service level agreement with JHYT to provide personnel, facilities and general and administrative services. Pursuant to the agreement, JefCo seconded its High Yield Division employees to JHYT, for which JHYT reimburses JefCo for compensation and benefits and services provided under terms of the agreement. Pursuant to the agreement, JHYT pays services fees to JefCo based on 1.50% (annualized) of total assets, less amounts due from affiliates, plus financial instruments sold, not yet purchased.

JHYT's employees are eligible to participate in various benefit plans of Jefferies, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. Certain employees of JHYT also participate in a stock ownership and long-term incentive plan (the "Plan") sponsored by Jefferies. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards. There are no separate plans solely for the employees of JHYT and therefore benefit plan expenses are determined based upon participation and are effected through an expense allocation from JefCo.

As of December 31, 2012, Due to affiliates includes amounts due to JefCo for compensation reimbursement, services fees, and general and administrative expenses. JHYT believes amounts arising through related party transactions, including the expenses referred to above, are reasonable and approximate amounts that would have been recorded if JHYT operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash.

Clearing Agreement — JHYT has entered into a fully disclosed clearing agreement with JefCo. Due to affiliated broker dealer includes $31.9 million due to JefCo related to trade execution and settlement. At December 31, 2012, Due to affiliates includes $0.2 million due to JefCo for floor brokerage and clearing fees.

Securities Borrowed and Securities Loaned with an affiliate — At December 31, 2012, JHYT had $354.6 million of securities borrowed with JefCo and $102.0 million of securities loaned with JefCo.

Foreign Exchange Forward Contracts — For the year ended December 31, 2012, JHYT entered into foreign exchange forward contracts with JefCo and Jefferies Bache Financial Services, Inc., a wholly owned subsidiary of Jefferies. At December 31, 2012, included in Financial instruments owned are $0.3 million of foreign exchange forward contracts.

9. NET CAPITAL REQUIREMENT

JHYT is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. JHYT has elected to use the alternative method permitted by Rule 15c3-1, which requires that JHYT maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2012, JHYT had net capital of $519.8 million, which was $519.5 million in excess of required net capital. Advances to JHYH and affiliates, dividend payments and other equity withdrawals are subject to notification and other provisions of Rule 15c3-1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2013

Jefferies High Yield Trading, LLC
The Metro Center, One Station Place, Three North
Stamford, CT 06902

In planning and performing our audit of the financial statements of Jefferies High Yield Trading, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP